                                                               Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES PRELIMINARY RESULTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015 AND PROVIDES BUSINESS UPDATE

Reaffirms 2015 revenue outlook on strong sales performance;
Lowers 2015 adjusted EBITDA(A) outlook due primarily to higher-than-anticipated costs in West region

Conference call to discuss preliminary results scheduled for 5:00 PM Eastern on Monday, October 19, 2015

Toronto, Ontario – October 19, 2015 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today announced certain preliminary financial results for the three months ended September 30, 2015 and provided a business update.

The Company emphasizes that these results are unaudited and preliminary, and its actual results may vary. Results were translated at an average exchange rate US$0.7637 for each Canadian dollar. Results for the third quarter of 2015 will be reported by the Company on Friday, October 30, 2015.

- The Company expects to report consolidated revenues for the third quarter of approximately $489 million.

-    The Company expects to report consolidated adjusted EBITDA(A) for the third quarter of approximately $127 million, reflecting higher operating costs than anticipated primarily in its West region and the impact of lower foreign currency exchange.

-    The Company is updating its 2015 outlook to reflect these higher operating costs as well as its expectations for costs in its West region in the fourth quarter of 2015.  The updated outlook also reflects a more cautious view of waste volumes in parts of western Canada for the fourth quarter of 2015.

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“Our sales performance remained strong in the third quarter, driven by volume improvements of approximately 2.1% and higher price of approximately 1.7%, and our North and East regions delivered preliminary adjusted EBITDA(A) results in line with our expectations,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.  “While our revenue in our West region was in line with expectations, we are disappointed that operating costs were higher than anticipated, resulting in preliminary consolidated adjusted EBITDA(A) of approximately $127 million. These preliminary results also reflect a foreign currency exchange drag to revenues and adjusted EBITDA(A)of approximately $6.5 million and $3 million, respectively, in the quarter, relative to the Company’s outlook which was provided at an average exchange rate of $0.80 for each Canadian dollar.”

Mr. Quarin continued, “We set out an ambitious plan for our Company at the start of this year. We remain confident that this is the right plan, as evidenced by the progress we have made in our North and East regions. However, our West region has fallen short of our expectations. We did not achieve our target cost reductions in the areas of labor and repairs and maintenance as quickly as we anticipated following the impact of the flood on our West region in the second quarter. We have taken and are continuing to take swift action to improve our field management processes, labor management practices and the condition of our fleet in this region to a level comparable with that of our two other regions. This is necessary in order to achieve the predictable and sustainable operating model that we have in the rest of our business and supports our commitment to making the right, long-term cash decisions for our Company. We have been working quickly to address the issues we have identified and get back on track with our plan for the West region. We are confident we are on the right path.”

“We are updating our 2015 outlook to reflect the higher operating costs in the third quarter as well as our expectations for the fourth quarter of 2015,” Mr. Quarin said. “The updated outlook also reflects the actions we are taking in our West region as well as a more cautious view of waste volumes in parts of our western Canada operations in the fourth quarter, which has traditionally been a strong period for special waste disposal projects in particular, and which may be affected by the energy-related economic slowdown. Accordingly, we expect to deliver adjusted EBITDA(A) of approximately $480 to $485 million in 2015, which compares to our previous expectation of $500 to $515 million, both of which are translated at eighty cents U.S.”

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“We remain focused on generating cash and allocating capital to where it will earn the highest return to build shareholder value,” Mr. Quarin concluded. “We are committed to our share repurchase program, while continuing to seek strategic acquisitions in growing markets.”

Update on Operational Improvement in West Region

In the third quarter, many of the markets in the Company’s West region had operational issues in the areas of labor management and repairs and maintenance, which resulted in higher-than-anticipated operating costs.

To address the operating issues it has identified, the Company has taken several actions including:

-
Installed new regional management, led by John Lamanna as regional vice president, who recently relocated from the Company’s former U.S. northeast region, and numerous new area, district, and maintenance managers. This    team has the expertise required to effectively manage the West region cost structure and fully implement the Company’s operational improvement plan, in support of its transition to a best-in-class operating model;

-	Reinforced the management processes around cost controls with weekly labor trackers and maintenance team calls at the region, area and district levels;
-	Evaluated the condition of each truck in the region and prioritized repairs and maintenance on each route, by line of business; and
-	Initiated a new training program for all existing drivers and an intensive onboarding program for newly hired drivers.

Over the next six to nine months, the Company expects these actions to result in a more predictable and sustainable operating model, in line with its strategic plan objectives.

2015 Outlook Update

The Company is affirming its revenue outlook of $1.925 to $1.945 billion and updating its adjusted EBITDA(A) to approximately $480 to $485 million in 2015, which compares to the previous expectation, provided on July 30, 2015, of $500 to $515 million, all of which are translated at eighty cents U.S. The Company’s updated outlook reflects a delay in cost reductions in its West region. The outlook also reflects a cautious view as the Company monitors economic conditions in parts of western Canada and the potential impact on collection and disposal volumes in the fourth quarter.

Given the Company’s results are preliminary, the Company plans to provide a detailed update to its guidance outlook when it reports results on Friday, October 30, 2015.

The various action plans described above, and the benefits anticipated therefrom, represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, (i) those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis, (ii) implementation of the Operational Improvement Plan in the West region as anticipated, and material execution risks associated therewith, (iii) expectations regarding economic conditions in Western Canada and anticipated operating results from the Alberta region, and (iv) our exchange rate assumptions.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada.  Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

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Our preliminary operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and reflect noon rates according to the Bank of Canada.

	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.8620		$0.9052
March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062
June 30	$0.8017	$0.8134	$0.8095	$0.9367	$0.9170	$0.9116
September 30	$0.7466	$0.7637	$0.7937	$0.8922	$0.9180	$0.9137

Definitions and Notes

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

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Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.
Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of our operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

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(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

Caution regarding forward looking statements
The Company’s 2015 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

 All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

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Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Monday, October 19, 2015, at 5:00 p.m. (ET) to discuss certain preliminary financial results for the three months ended September 30, 2015.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 64341879 at approximately 4:50 p.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Monday, November 2, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 64341879.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

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